January 30, 2004

Mr. Rory O’Byrne
Principal Executive Officer and
Principal Financial Officer
Global Internet Communications, Inc.
Suite 2305-1050 Burrard Street
Vancouver, British Columbia V6Z 2S3
Canada

Re:     Potential Financing and Acquisition Transaction

Dear Mr. O’Byrne:

This letter of intent sets forth the understandings and intentions of each of ProUroCare Inc., a Minnesota corporation (" ProUroCare "), and Global Internet Communications, Inc., a Nevada corporation whose shares of common stock are publicly traded on the Over The Counter Bulletin Board (" GICI "), with respect to a proposed transaction (the " Proposed Transaction ") discussed below. While this letter of intent does not constitute a legally binding agreement (except for the Binding Provisions as defined in Section 11 hereof), and ProUroCare’s proposal is subject to a thorough examination of the business, assets and financial and other records of GICI, and to the negotiation and execution of a Definitive Agreement (as defined below), this letter does evidence the good faith intention of ProUroCare and GICI to proceed on the following basic terms and conditions:

1.  Basic Terms of Proposed Transaction .

a.     The Private Placement . GICI intends to raise net proceeds of at least $3.0 million and no more than $5.0 million (subject to an 20% over-allotment allowance) through a private placement (the " Private Placement ") of shares of GICI’s common stock, par value $.00001 per share (the " GICI Common Stock "), at an offering price of $2.00 per share. The offering memorandum to be used in the Private Placement shall be prepared jointly by GICI and ProUroCare, with each party being responsible for the accuracy of the information supplied by such party that is set forth in the offering memorandum. GICI and its agent(s) shall offer shares of GICI Common Stock only to accredited investors (as such term is defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended) and shall conduct the Private Placement in compliance with all applicable federal, state and foreign securities laws, rules and regulations. Consummation of the Private Placement will be a condition to the consummation of the Merger (as defined below). The net proceeds of the Private Placement will be placed in an escrow account pending consummation of the Merger.

b.     The Merger . As soon as practicable following the closing of the minimum of the Private Placement, a wholly-owned subsidiary of GICI (" GICI Acquisition Sub ") will merge with and into ProUroCare with ProUroCare being the surviving corporation to the merger (the " Merger "). Pursuant to the Merger, GICI will issue 10.5 million shares of GICI Common Stock to the then existing ProUroCare shareholders. In addition, all options and warrants that

1

are exercisable or convertible into shares of ProUroCare’s common stock that are outstanding at the time of the Merger, which shall not exceed 15% of the number of GICI Common Shares to be outstanding after the Merger (the " ProUroCare Convertible Securities ") shall by virtue of the Merger automatically be converted into options and warrants that are exercisable or convertible into shares of GICI Common Stock (the " GICI Convertible Securities ") upon the same terms and conditions except that the number of shares of GICI Common Stock issuable upon exercise or conversion thereof and the exercise or conversion price shall be adjusted so as to be consistent with the merger exchange ratio applicable to the ProUroCare common stock. Immediately following the Merger, GICI will change its corporate name to "ProUroCare Inc." or another name mutually agreed upon by ProUroCare and GICI.

2.        Closing Date . Subject to satisfaction of the conditions described in Section 7 hereof, the parties will use their reasonable best efforts to consummate the Proposed Transaction (the " Closing ") on or before February 15, 2004 (the " Closing Date ").

3.        Capitalization of GICI . No more than 2.1 million shares of GICI Common Stock, determined on a fully-diluted basis, will be issued and outstanding prior to the consummation of the Private Placement and the Merger. Pursuant to the Private Placement and the Merger, GICI will issue no more than 2.5 million shares (subject to a 20% over-allotment allowance) and 10.5 million shares (exclusive of any shares issuable upon the exercise or conversion of the GICI Convertible Securities), respectively, of GICI Common Stock.

4.         Restricted Stock; Registration Rights . All shares of GICI Common Stock issued pursuant to the Private Placement and the Merger will be "restricted stock" and will be subject to all applicable re-sale restrictions specified by federal and state securities laws. Following the Merger, GICI shall prepare and file a registration statement on the appropriate form (the " Registration Statement ") to enable the resale of the shares of GICI Common Stock issued pursuant to the Private Placement and will use its reasonable best efforts, subject to receipt of necessary information from the holders of the registrable shares, to cause the Registration Statement to be declared effective by the Securities and Exchange Commission as soon as practicable after the filing thereof, and maintain the effectiveness of the Registration Statement for a period of 12 months from and after the effective date thereof. In addition, GICI will include in the Registration Statement the shares of the holders of the GICI Common Stock issued to pursuant to the Merger and the shares of GICI Common Stock issuable upon exercise or conversion of the GICI Convertible Securities (other than such shares or underlying shares then held by the current directors, officers and 5% or greater shareholders of ProUroCare) subject to the terms and conditions set forth in a registration rights agreement to be negotiated by ProUroCare and GICI but containing such provisions as are customarily contained in registration rights agreements with respect to secondary distributions.

5.           Definitive Agreement . ProUroCare and GICI shall proceed in good faith toward the negotiation and execution of a mutually acceptable definitive written agreement governing the Proposed Transaction (the " Definitive Agreement "), with such representations, warranties, indemnities, covenants and such other terms as are customary in transactions of this type, subject to approval by legal counsel for ProUroCare and GICI.

6.  Access . From the date of this letter of intent through the Closing Date, each of ProUroCare and GICI, and their respective advisers and representatives, shall be granted reasonable access to

2

the other’s premises, records and employees for the purpose of performing their respective due diligence investigations, and each shall furnish the other with all information and documents reasonably requested by the other relating to its financial, business and legal condition and prospects. The parties’ due diligence investigation shall include, without limitation, a review of physical assets, financial records, personnel, contracts and other documents and information maintained by and relating to their past and current businesses, financial condition and capitalization.

7.           Conditions . The Proposed Transaction will be subject to, among other things, the satisfaction of the following conditions:

              a.   Completion of a full legal and business due diligence examination by each of ProUroCare and GICI, the results of which shall be to their respective sole satisfaction;

              b.   Execution of the Definitive Agreement;

              c.   The continued operation of GICI and ProUroCare with no material change in its business, prospects, operations, earnings, dividends, assets or financial condition;

              d.   Receipt of approvals from the Board of Directors and shareholders of ProUroCare and GICI, respectively, to the extent such approvals are required by applicable law;

              e.   Following the Private Placement and immediately prior to the consummation of the Merger, GICI shall have at least $3.0 million in cash
                    (including the net proceeds from the Private Placement, which will be held in an escrow account until Closing), net of all GICI liabilities; and

              f.   Effective upon the consummation of the Merger, the members of the Board of Directors and officers of GICI shall resign and the current members of the Board of ProUroCare (or others designated by ProUroCare) shall be appointed to the GICI Board.

8.  Expenses . The expenses and fees relating to the Private Placement (including legal fees and brokers’ commissions) shall be paid by ProUroCare at the closing(s) of the Private Placement. ProUroCare shall also bear all fees and expenses in connection with all other aspects of the Proposed Transaction, including, without limitation, all accounting, legal, and investment banking fees.

9.  Confidentiality. The Proposed Transaction shall be maintained in confidence by the parties, except to the extent disclosure may be required by applicable law. The parties will confer with each other and mutually approve the content and timing of any public announcement or other publicly available report regarding the Proposed Transaction, provided that each party shall nevertheless be permitted to issue any press release or report required by applicable law.

10.  Standstill . By executing this letter of intent, GICI agrees that from the date hereof to the earlier to occur of (i) cessation of good faith negotiations between ProUroCare and GICI, (ii) February 27, 2004, or (iii) the Closing Date, neither GICI, nor GICI’s employees, officers, agents,

3

representatives or affiliates shall, directly or indirectly (a) solicit, initiate or encourage any proposal or offer from any person relating to any acquisition or purchase of all or a material amount of GICI or any securities which by their sale would cause the purchaser thereof to own all or any material amount of the assets of GICI or any merger, consolidation or business combination which after the closing thereof would result in the surviving entity thereof owning all or any material amount of the assets of GICI (any such inquiry, proposal or offer being hereinafter referred to as an " Alternative Proposal "), or (b)(i) participate in any negotiations with respect to an Alternative Proposal, (ii) furnish to any other person any confidential information with respect to GICI thereof, or (iii) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any Alternative Proposal. GICI shall promptly notify ProUroCare if any such Alternative Proposal is made but shall not be required to divulge the terms thereof.

11.  Nonbinding . The parties agree that except for paragraphs 8, 9 and 10 (the " Binding Provisions ") this letter of intent is intended only as a summary of the current intentions of each party with respect to the Proposed Transaction and is not intended to create any enforceable legal obligations. The Binding Provisions shall survive the termination of this letter of intent and shall be legally binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

If the foregoing sets forth your understanding with respect to the Proposed Transaction, please so acknowledge by signing a copy of this letter of intent and returning it to the undersigned not later than 5:00 p.m. CST on January 31, 2004.

                                                                                                                         Very truly yours,

                                           ProUroCare Inc.

                                          By:  /s/  Michael P. Grossman
                                            Its:  President and COO

Accepted and agreed to on                                                                                /s/ Michael P. Grossman
January 30, 2004.

Global Internet Communications, Inc.

/s/ Rory O'Byrne
By:    Rory O’Byrne
Its:    CFO / CEO

307427.1

4